                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.1) *

                         ______________________________

                            CANAAN ENERGY CORPORATION
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    134743103
                                 (CUSIP Number)

                         _______________________________


                                 Leo E. Woodard
                            Canaan Energy Corporation
                          211 N. Robinson, Suite N1000
                             Oklahoma City, OK 73102
                                  405/604-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 30, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, an for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134743103

     __________________________________________________________________________


          1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                         Leo E. Woodard             SS####-##-####
________________________________________________________________________
          2)  Check the Appropriate Box if a Member of a Group (See
              Instructions)

                  (a) _________________________________________
                  (b) _________________________________________

________________________________________________________________________
          3)  SEC Use Only ____________________________________

________________________________________________________________________
          4)  Source of Funds (See Instructions)
                                 Not applicable
________________________________________________________________________
          5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ___________________________
              __________________________________________________________
________________________________________________________________________
          6)  Citizenship or Place of Organization     United States

Number of               (7)  Sole Voting Power         492,072
Shares Beneficially
Owned by                (8)  Shared Voting Power             0
Each Report-
ing Person              (9)  Sole Dispositive Power    492,072
With
                       (10)  Shared Dispositive Power        0

          11) Aggregate Amount Beneficially Owned by Each Reporting Person
              492,072

          12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________

          13) Percent of Class Represented by Amount in Row (11)  11.25%

          14) Type of Reporting Person (See Instructions)    IN

CUSIP NO.  134743103

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Schedule 13D originally filed on November 8, 2000 on behalf of Leo E. Woodard, with regard to his beneficial ownership of shares of the common stock, par value $0.1 per share, of Canaan Energy Corporation, an Oklahoma corporation ("Canaan," or "Issuer"). The original Schedule 13D, as amended by this Amendment No. 1, is referred to herein as the "Schedule 13D." This Amendment No. 1 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report: a change in the percentage of ownership following repurchases of outstanding common stock of the Issuer by the Issuer.

Item 1.  Security and Issuer.
         -------------------

         The information set forth in the Schedule 13D with respect to Item 1 is hereby amended to reflect the change of address of the Issuer's principal executive office to 211 N. Robinson Avenue, Suite N1000, Oklahoma City, OK 73102-7132.

Item 2.  Identity and Background.
         -----------------------

         The information set forth in the Schedule 13D with respect to Item 2(b) is hereby amended to reflect the change in Mr. Woodard's business address to 211
N. Robinson Avenue, Suite N1000, Oklahoma City, OK 73102-7132.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The information set forth in the Schedule 13D with respect to Item 3 is hereby amended to add the following paragraph:

         On November 30, 2001, the Issuer repurchased shares of its Common Stock and a change in the percentage of ownership of the Issuer by Mr. Woodard has resulted.

Item 4.  Purpose of Transaction.
         ----------------------

         No change in the information previously furnished.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The information set forth in the Schedule 13D with respect to Item 5 is hereby amended to reflect the change in beneficial ownership in the Issuer by Mr. Woodard from 10.0% to 11.25% of the class.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         No change in the information previously furnished.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

CUSIP NO.  134743103


        No change in the exhibits previously filed.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2002


/s/ Leo E. Woodard
----------------------------
Leo E. Woodard, Individually